Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

	Nine Months	Fiscal Year Ended
(dollars in millions)	October 2, 2010	January 2, 2010	January 3, 2009	December 29, 2007	December 30, 2006	December 31, 2005

Fixed charges:
Interest expense, prior to amounts capitalized	$189	$299	$314	$324	$310	$302

Interest included in interest expense not related to third party indebtedness (interest on uncertain tax positions)	(4)	1	2	(9)	—	—

Portions of rental expense representing interest	38	50	48	45	41	38

Less: interest expense related to the early redemption of long-term debt	—	(35)	—	(5)	—	(13)

Total fixed charges (B)	$223	$315	$364	$355	$351	$327

Earnings before income taxes	$1,483	$1,684	$1,632	$1,548	$1,472	$1,425
Fixed charges	223	315	364	355	351	327
Interest on uncertain tax positions included in pre-tax income	4	(1)	(2)	9	—	—
Amortization of capitalized interest	5	6	5	6	5	9
Less: interest capitalized	(1)	(3)	(5)	(5)	(3)	(1)

Earnings before income taxes and fixed charges (A)	$1,714	$2,001	$1,994	$1,913	$1,825	$1,760

Ratio of earnings to fixed charges (A/B)	7.7	6.4	5.5	5.4	5.2	5.4